FOLEY HOAG LLP

January 19, 2006	William R. Kolb, Esq. Boston Office 617.832.1000 x1209
Daniel F. Duchovny, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	NEON Systems, Inc.
Schedule TO-C filed December 20, 2005
Schedule TO-T filed December 29, 2005 and January 10, 2006
each filed by Noble Acquisition Corp. and Progress Software Corporation
SEC File No. 005-57737
Dear Mr. Duchovny:
     Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter dated January 12, 2006 (the “Letter”) relating to the filings made by Noble Acquisition Corp. (“Noble”) and Progress Software Corporation (“Progress”) indicated above. Each of our responses follows the corresponding numbered comment contained in the Letter.
Schedule TO-C filed December 20, 2005
Forward-Looking Statements
1. SEC Comment: We note in the joint press release dated December 20 (and in several other documents relating to the tender offer in the above-mentioned schedule and subsequent filings) that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Daniel F. Duchovny, Esq.
January 19, 2006

Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
          1. Response: We confirm that the bidders will avoid making reference to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the tender offer.
2. SEC Comment: We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.
          2. Response: We confirm that the bidders will avoid using the disclaimer that we do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise in all future communications relating to the tender offer.
Schedule TO-T filed December 29, 2005
Offer to Purchase
Terms of the Offer, page 12
3. SEC Comment: We note your reference in the third paragraph of this section to conditions to the offer contained in the annex to the merger agreement. Please disclose those conditions in this offer document. If the conditions in the merger agreement are the same as those already described in the offer document, please clarify this explicitly.
          3. Response: The bidders confirm that the conditions to the tender offer contained in Annex A to the merger agreement are disclosed in their entirety in the Offer to Purchase. Section 15 of the Offer to Purchase, entitled “Certain Conditions of the Offer”, discloses all of the conditions to the tender offer set forth in the merger agreement, including Annex A thereto. In response to the Staff’s comment, we have revised the disclosure on page 12 and other relevant pages of the Offer to Purchase to clarify that the conditions to the tender offer in the merger agreement, including Annex A thereto, are the same as those already described in the Offer to Purchase.
Certain Federal Income Tax Consequences, page 19
4. SEC Comment: We note the subheading of your disclosure and the first sentence of the second paragraph of this section that sets forth “certain” federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.

Daniel F. Duchovny, Esq.
January 19, 2006

          4. Response: The bidders confirm that Section 5 of the Offer to Purchase, entitled “Certain Federal Income Tax Consequences”, discusses all material U.S. federal income tax consequences of the tender offer and the merger. In response to the Staff’s comment, we have revised the Section 5 subheading, the first sentence of the second paragraph of Section 5, and the sentence comprising the first full paragraph on page 11 of the Offer to Purchase to clarify that Section 5 addresses all material U.S. federal income tax consequences of the tender offer and the merger.
Information Concerning the Company, page 22
5. SEC Comment: We note the statements on page 23 that filings made by Neon Systems may be inspected and copied at our regional offices. Please note that our regional offices no longer provide such public reference services. Also please note that the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.
          5. Response: In response to the Staff’s comment, we have revised the disclosure on page 23 to indicate the new address of the SEC and to remove the reference to the SEC’s regional offices.
Background of the Offer, page 25
6. SEC Comment: Generally revise your disclosure to describe specifically the types of issues discussed during the negotiations of the parties. We note, for example, that on December 5 the legal representatives of each party discussed “unresolved” issues and that during the week of December 12, the parties discussed “certain” outstanding issues.
          6. Response: In response to the Staff’s comment, we have revised Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company”, to describe specifically the types of issues discussed during the negotiations of the parties.
7. SEC Comment: Provide a description of the negotiations leading to the voting and tender agreements. Also, list the security holders that have agreed to tender their shares pursuant to those agreements, other than your officers and directors and Mr. Moores, and the shares held by each such party in an appropriate place in the offer document.
          7. Response: In response to the Staff’s comment, we have revised Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company”, to describe the negotiations leading to the voting and tender agreements. We have also revised Section 12 of the Offer to Purchase, entitled “Description of the Merger Agreement, Voting and Tender Agreements and Confidentiality Agreement”, to indicate that in addition to NEON Systems’ executive officers and directors and Mr.

Daniel F. Duchovny, Esq.
January 19, 2006

Moores, there are 39 trusts and other entities affiliated with Mr. Moores that have agreed to tender shares pursuant to the voting and tender agreements, and to indicate the aggregate number of shares held by NEON Systems’ executive officers and directors and the aggregate number of shares held by Mr. Moores and the 39 trusts and other entities affiliated with Mr. Moores.
8. SEC Comment: In connection with the voting and tender agreements, we note that you filed a Schedule 13D on December 29. As it appears that these parties may have formed a group, as defined by Rule 13d-5, with each security holder that is a party to a voting and tender agreement, please file an amendment to your filing including the security holders as filing persons.
          8. Response: With respect to the Schedule 13D filed on December 29, 2005, by checking the box in Section 2(a) of the Schedule 13D, we were referring to Progress and Noble as members of a group. We do not consider Progress and Noble to have formed a group with each security holder that is party to a voting and tender agreement, and therefore respectfully submit that it is not necessary to file an amendment to the Schedule 13D filed on December 29, 2005.
Certain Conditions of the Offer, page 42
9. SEC Comment: We note the subheading of this section that sets forth “certain” conditions of the tender offer. Please ensure that you discuss all conditions of the offer.
          9. Response: We confirm that Section 15 of the Offer to Purchase, entitled “Certain Conditions of the Offer”, discloses all of the conditions of the tender offer. In response to the Staff’s comment, we have revised the Section 15 subheading and other relevant disclosure in the Offer to Purchase to clarify that the Offer to Purchase discusses all of the conditions of the tender offer.
10. SEC Comment: We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time” in the penultimate paragraph of page 43. Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that the conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.
          10. Response: In response to the Staff’s comment, we have revised the penultimate paragraph of page 43 of the Offer to Purchase to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before the expiration of the tender offer.

Daniel F. Duchovny, Esq.
January 19, 2006

     We are filing herewith Amendment No. 2 to the Schedule TO filed with the SEC on December 29, 2005, as amended. We will send to you separately via overnight courier, for your convenience, a copy of the amended portions of the Offer to Purchase, marked to indicate the changes referred to herein.
     In addition, attached hereto is a written statement from each of the bidders acknowledging the matters set forth on page 4 of the Letter.
     Please do not hesitate to call me at (617) 832-1209 with any questions. Thank you for your assistance.

Very truly yours,
/s/ William R. Kolb

William R. Kolb

cc:	Norman R. Robertson James W. Romeo, Esq. Sheila P. Kelley, Esq.

Progress Software Corporation
Noble Acquisition Corp.
     Pursuant to the letter, dated January 12, 2006, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the Schedule TO-C filed by Progress Software Corporation (“Progress”) and Noble Acquisition Corp. (“Noble”, and together with Progress, the “Bidders”) with the SEC on December 20, 2005, the Schedule TO-T filed by the Bidders with the SEC on December 29, 2005, and the Schedule TO-T/A filed by the Bidders with the SEC on January 10, 2006 (the Schedule TO-C, the Schedule TO-T and the Schedule TO-T/A referred to collectively as the “Filings”), each in connection with the third-party tender offer by Noble to purchase all of the outstanding shares of common stock, par value $0.01 per share, of NEON Systems, Inc., the Bidders hereby acknowledge that:
     1. The Bidders are responsible for the adequacy and accuracy of the disclosure in the Filings;
     2. Comments from the staff of the SEC or changes to the disclosure in the Filings in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filings; and
     3. The Bidders may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Progress Software Corporation
	By:	/s/ Norman R. Robertson
Norman R. Robertson
Senior Vice President, Finance and Administration and Chief Financial Officer

Noble Acquisition Corp.
	By:	/s/ Norman R. Robertson
Norman R. Robertson
Dated: January 19, 2006		Treasurer